Exhibit (h)(9)

Instrument of Accession

Reference is made to the Amended and Restated Securities Lending Agency Agreement (the “Agreement”) dated as of March 1, 2011, by and between BlackRock Investment Management, LLC and each investment company, severally and not jointly, identified on Schedule A thereto acting by and through BlackRock Advisors, LLC or BlackRock Institutional Management Corporation (effective September 1, 2011, BlackRock Institutional Management Corporation merged into BlackRock Advisors, LLC) not in its individual capacity but as agent and investment advisor, or which has or shall become a signatory thereto by execution of an instrument of accession substantially in the form hereof.

In order that each may become a party to the aforesaid Agreement, including, without limitation, any and all schedules and exhibits thereto, the entities listed on Appendix A hereto agree and bind themselves to the terms and conditions thereof and acknowledge that by their execution and delivery of this Instrument of Accession they shall assume all of the obligations and shall be entitled to all of the rights of a Client (as such term is defined in the Agreement), as if they were an original party thereto.

This Instrument of Accession shall take effect and shall become a part of said Agreement immediately upon its execution and delivery.

Executed as of the date set forth below under the laws of the State of New York.

BLACKROCK ADVISORS, LLC ON BEHALF OF
THE CLIENTS IDENTIFIED ON APPENDIX A

By:

Name:	Ben Archibald

Title:	Director

Date:

Accepted and agreed to:

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:

Name:	John Perlowski

Title:	Managing Director

Date:

APPENDIX A

BlackRock CoRI Funds

BlackRock CoRI 2015 Fund

BlackRock CoRI 2017 Fund

BlackRock CoRI 2019 Fund

BlackRock CoRI 2021 Fund

BlackRock CoRI 2023 Fund